December 23, 2024

Yeoh Chee Wei
Chief Executive Officer
Empro Group Inc.
21, Jalan 15/23, Tiong Nam Industry Park, 40200 Shah Alam
Selangor, Malaysia

       Re: Empro Group Inc.
           Amendment No. 3 to Registration Statement on Form F-1
           Filed December 10, 2024
           File No. 333-282155
Dear Yeoh Chee Wei:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 27, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed December 10, 2024 Business
Properties and Facilities, page 75

1. We note your disclosure that the lease for your retail outlet in the Megamall Southkey in Johor Bahru, Malaysia expired in November 2024. Please revise your disclosure to describe the impact on your business and operations from the expiration of this lease, if material, and any related risks to investors.
 December 23, 2024
Page 2
Management
Employment Agreements and Indemnification Agreements, page 81

2. We note your revised disclosure that "[you] will enter into agreements with each of
       [y]our executive officers..." Please revise to describe the material terms of these agreements, including but not limited to any termination provisions, and confirm that you will file such agreements as exhibits to your registration statement. Refer to
       Item 601(b)(10)(iii)(A) of Regulation S-K.

       Please contact Al Pavot at 202-551-3738 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Michael T. Campoli